July 6, 2005



Mr. Ketan Panchmatia
Vice President, Finance and Chief Financial Officer
Gentry Resources Ltd.
101 6th Avenue S.W.
Suite 2500
Calgary, Alberta, Canada T2P 3P4


	Re:	Gentry Resources Ltd
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		File No. 0-29878


Dear Mr. Panchmatia:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for the Fiscal Year Ended December 31, 2004

General

1. We note that you state on page 3 of your 40-F that you own a
13%
interest in the outstanding common equity of Stratic Energy Corporation, which participates in oil and gas exploration and development activities in, among other places, Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us your past and present contacts with Syria; advise us of their materiality to you; and give us your view as to whether they constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

In note 2 (c) to your consolidated statement of cash flows, you state that during October 2003 you ceased to exert significant influence on your investment in Stratic. In note 4 you state that you are "related to Stratic by virtue of common directors and officers." Please explain to us the basis for your statement that you ceased to exert significant influence on your investment in Stratic during 2003.

Consolidated Financial Statements, Exhibit B

2. Please include an accountants` report in your Form 40-F covering the periods presented.

Notes to Consolidated Financial Statements, Exhibit B

Summary of Significant Accounting Policies

Revenue Recognition,

3. We note that your accounts receivable balance of $12,808,282 at December 31, 2004 represents approximately 50% of your 2004 revenue of
$25,452,001. Given that your accounts receivable represents such a large portion of your revenue, please tell us how you satisfy the criteria that ultimate collection is reasonably assured prior to your recognition of revenue. In your response, please quantify the amount of credits granted to customers during 2004 and 2003, and supplementally provide to us an accounts receivable aging analysis.
Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Ryan Milne at (202) 551-3688, or me at (202) 551-
3684,
if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
Mr. Ketan Panchmatia
Gentry Resources Ltd.
July 6, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010